Exhibit 99.1

Contact:

Eddy W. Hartenstein
President and Chief Executive Officer
HD Partners Acquisition Corporation
(310) 209-8308

FOR IMMEDIATE RELEASE

HD PARTNERS ACQUISITION CORPORATION’S
COMMON STOCK AND WARRANTS TO COMMENCE TRADING SEPARATELY
ON AUGUST 1, 2006

NEW YORK, NEW YORK, July 31, 2006—HD Partners Acquisition Corporation (AMEX:HDP.U) announced today that Morgan Joseph & Co. Inc., the representative of the underwriters of its initial public offering of units which took place in June 2006, has notified it that separate trading of the common stock and warrants underlying the units would commence August 1, 2006 and that trading in the units will continue under the symbol HDP.U. The common stock and warrants will be quoted on the American Stock Exchange under the symbols HDP and HDP.WS, respectively.